UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           University Bancorp, Inc.
                                (NAME OF ISSUER)

                    Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                  914090 10 5
                                 (CUSIP NUMBER)

                    Stephen Lange Ranzini, 959 Maiden Lane,
                   Ann Arbor, Michigan 48105  (313) 741-5858
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 November 2002
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             Page 1 of 44 pages
                         Exhibit Index on page 20

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                           Stephen Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  / /
       (See Instructions)                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               PF, 00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                      585,239
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                  1,958,757
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                               585,239
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                1,958,757
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                              2,543,996
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       Shares (See Instructions)                               /X/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                  65.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      00, IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                             Joseph Louis Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
       (See Instructions)                                             (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                          00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                                    / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                           United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                      39,600
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                       -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                39,600
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                     -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                                39,600
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                              /X/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                    1.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)
                                                                       00, IN
-------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                           Mildred Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  / /
       (See Instructions)                                 (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                          00, PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                   / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                              283,725
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER                                 -0-
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                          283,725
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                               -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                           283,725
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT                 /X/
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                             7.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                        Orpheus Capital, L.P.

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  / /
       (See Instructions)                               (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                           00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       Michigan
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER              1,958,757
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                  -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                        1,958,757
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                             -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                         1,958,757
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT               /X/
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                             50.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
        (See Instructions)                             HC, PN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
================================================================================
1      NAME OF REPORTING PERSON                                Irrevocable Trust
                                                       under will of Henry Lange
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
       (See Instructions)                                            (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                        00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     New York
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                                -0-
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH                                                        1,958,757
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                                                                         -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                                                         -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   1,958,757
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /X/
       EXCLUDES CERTAIN SHARES
       (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                        50.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
        (See Instructions)                                           OO
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
================================================================================
1      NAME OF REPORTING PERSON                             Joseph Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
       (See Instructions)                                              (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       (See Instructions)                                              00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                                           -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH                                                         1,958,757
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                                                                       -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                                                    1,958,757
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    1,958,757
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   /X/
       EXCLUDES CERTAIN SHARES
       (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      50.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
        (See Instructions)                                             00, IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
================================================================================
1      NAME OF REPORTING PERSON                               Paul Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
       (See Instructions)                                             (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       (See Instructions)                                             00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                                             -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH                                                         1,958,757
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                                                                         -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                                                    1,958,757
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    1,958,757
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     /X/
       EXCLUDES CERTAIN SHARES
       (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       50.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                                00, IN
--------------------------------------------------------------------------------

      This Statement on Schedule 13D also constitutes Amendment No. 7 to the Statement on Schedule 13D, dated January 9, 1991, as amended (the "Original Statement"), of Joseph Louis Ranzini, individually and as trustee, Stephen Lange Ranzini, individually and as trustee, Mildred Lange Ranzini, individually and as trustee, and Paul B. Clare, individually and as trustee, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of University Bancorp, Inc. (previously named Newberry Bancorp, Inc.), as amended and restated in Amendment No. 5 thereto.

ITEM 1.  SECURITY AND ISSUER.

      The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock of University Bancorp, Inc., a Delaware corporation (the "Corporation"), with its principal executive offices at 959 Maiden Lane, Ann Arbor, Michigan 48105.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This Statement is jointly filed by Joseph Louis Ranzini, individually and as a trustee, Stephen Lange Ranzini, individually and as a trustee, Mildred Lange Ranzini, individually and as a trustee, an Irrevocable Trust (the "First Trust") governed by a Trust Agreement dated December 20, 1989, between Joseph Louis Ranzini, as Grantor, and Joseph Lange Ranzini, Paul Lange Ranzini and Stephen Lange Ranzini, as Trustees (each a "First Trust Trustee" and collectively, the "First Trust Trustees"), Orpheus Capital, L.P., a Michigan limited partnership, the Irrevocable Trust under the will of Henry Lange (the "Mildred Ranzini Trust"), Stephen Lange Ranzini as Trustee, an Irrevocable Trust (the "Second Trust") governed by a Trust Agreement dated November 8, 1990, between Joseph L. Ranzini, as Grantor, and Joseph Lange Ranzini and Paul Lange Ranzini, as Trustees (each a "Second Trust Trustee" and collectively, the "Second Trust Trustees"), and Joseph Lange Ranzini, M.D. and Paul Lange Ranzini, each individually and as trustees of other trusts established by Joseph Louis Ranzini, as grantor, for various children and grandchildren of Joseph Louis Ranzini and Mildred Lange Ranzini (collectively, the "Further Trusts"). The First Trust, the Second Trust and the Further Trusts are herein sometimes called the "Trusts". The First Trust Trustees and the Second Trust Trustees and the trustees of the Further Trusts are sometimes herein collectively called the "Trustees".

      Angela Clare Ranzini, Catherine Ranzini Clare, Joseph Lange Ranzini, M.D., Paul Lange Ranzini and Stephen Lange Ranzini, each of whom is a child of Joseph Louis and Mildred Lange Ranzini, are the primary beneficiaries of the First Trust, in equal one-fifth shares. Stephen Lange Ranzini is the primary beneficiary of the Second Trust.

      The limited partnership owners of Orpheus Capital, L.P. are Stephen Lange Ranzini, Joseph Lange Ranzini, Paul Lange Ranzini, Angela Clare Ranzini, Catherine Ranzini Clare, the Mildred Ranzini Trust and each of Angela Clare Ranzini, Catherine Ranzini Clare and Joseph Lange Ranzini as trustees under the UTMA for their children. The General Partner of Orpheus Capital, L.P. is the First Trust. The General

      Partner, unless removed by a 2/3 vote of the limited partners, holds the voting power over the shares held by Orpheus Capital, L.P. Stephen Lange Ranzini, Paul Lange Ranzini and Joseph Lange Ranzini, who are the three Trustees of the First Trust, therefore have voting power over the shares held by Orpheus Capital, L.P.

      Each of the above-named five children and their respective grandchildren (totaling eight additional persons) are respectively the primary beneficiaries of the Further Trusts, one such individual being the sole primary beneficiary of one such Further Trust.

      (b)-(c) Joseph Louis Ranzini's business address is 959 Maiden Lane, Ann Arbor, Michigan 48105, and presently his principal occupation is President and the Chairman of the Board of Michigan BIDCO, Inc. ("BIDCO"). BIDCO is a Rural Business and Industrial Development Company, licensed by the Michigan Office of Financial and Insurance Services under the State of Michigan BIDCO program, which invests in businesses in Michigan with the objective of fostering job growth and economic development. Joseph Louis Ranzini is Chairman of the Board, Secretary and a director of the Corporation, and a director of University Bank. Joseph Louis Ranzini holds director, officer and/or other positions with a number of the businesses in which BIDCO invests or manages.

      Stephen Lange Ranzini's business address is at 959 Maiden Lane, Ann Arbor, Michigan 48105. He is a director, President and Chief Executive Officer of the Corporation. Stephen Lange Ranzini is also a Chairman of the Board, President and director of University Bank. He is also a director and the Treasurer of BIDCO, and he holds director, officer and/or other positions with a number of the businesses in which BIDCO and University Bank invest. He is the son of Joseph Louis Ranzini.

      Mildred Lange Ranzini's address is 173 West Queens Drive, Williamsburg, Virginia 23185. She does not presently hold an active business position. She is the spouse of Joseph Louis Ranzini.

      Joseph Lange Ranzini's address is 675 Cherry Avenue, Waynesboro, Virginia 22980. Dr. Ranzini is a medical doctor engaged in private general surgery practice at Augusta Medical Center in Fisherville, Virginia, and is a director of the Corporation. He is a son of Joseph Louis Ranzini.

      Paul Lange Ranzini's address is International House, 1414 59th Street, Chicago, Illinois 60637. He is a Lecturer in Music and a Doctoral Candidate in Music History and Theory at the University of Chicago and is a director of the
Corporation.   He is a son of Joseph L. Ranzini.

      The business address of each of the Trusts is at 959 Maiden Lane, Ann Arbor, Michigan 48105. Each Trust was formed for the benefit of members of the Ranzini family and engages in no active business other than investment of Trust assets.

      The business address of Mildred Ranzini Trust is at 959 Maiden Lane, Ann Arbor, Michigan 48105. The Mildred Ranzini Trust was created in New York State under the terms of the will of Henry Lange, Mildred Ranzini's father, for the benefit of members of the Ranzini family and engages in no active business other than investment of Trust assets.

      The business address of Orpheus Capital, L.P. is at 959 Maiden Lane, Ann Arbor, Michigan 48105. Orpheus Capital, L.P. is a Michigan limited partnership that was formed as an investment vehicle for the benefit of members of the Ranzini family and engages in no active business other than investment of Orpheus Capital, L.P. assets.

      (d) During the last five years, none of Joseph Louis Ranzini, Stephen Lange Ranzini and Mildred Lange Ranzini, Joseph Lange Ranzini, Paul Lange Ranzini, nor any of the Trusts, the Mildred Ranzini Trust or Orpheus Capital, L.P., has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

      (e) During the last five years, none of Joseph Louis Ranzini, Stephen Lange Ranzini, Mildred Lange Ranzini, Joseph Lange Ranzini, Paul Lange Ranzini, nor any of the Trusts, the Mildred Ranzini Trust or Orpheus Capital, L.P., has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of Joseph Louis Ranzini, Mildred Lange Ranzini, Stephen Lange Ranzini, Joseph Lange Ranzini, Paul Lange Ranzini, is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The shares of Common Stock beneficially owned by Stephen Lange Ranzini include: (a) 28,371 shares allocated to him under the Corporation's Employee Stock Ownership Plan (the "ESOP"); (b) 7,639 shares which he acquired from Michigan BIDCO in exchange for a 2% interest in Okemos Holdings, LLC; (c) 475,983 shares purchased for cash for $475,983 during the Company's Rights Offering in November 2001, using cash from his personal funds; (d) 47,000 shares purchased for $47,000, using cash from his personal funds; (e) 26,246 shares that remains from the 35,625 share which he acquired a part of a larger transaction in March 1992 with an individual, pursuant to which Mr. Ranzini sold his 1/2 individual interest in a parcel of real property located in Florida for $90,278.02 and the transfer of such shares to him; and (f) 1,958,757 shares held by Orpheus Capital, L.P., of which he holds 31.158% as the result of his contribution of 610,303 shares previously held by the Trusts, which shares were donated to the Trusts by Joseph Louis Ranzini.

       The shares of Common Stock beneficially owned by Mildred Lange Ranzini include: (a) 15,000 shares purchased upon exercise of an option granted to her, as a director of the Corporation, for $31,250 (the consideration for such option being services rendered as a director of the Corporation), using cash from his personal funds; (b) 30,000 shares purchased by Mrs. Ranzini in 1994 for $100,000, using cash from her personal funds; (c) 18,000 shares purchase from her spouse, Joseph Louis Ranzini, on January 5, 1999 in forgiveness of debt; and (d) 220,725 shares purchased for cash for $220,725 during the Company's Rights offering in November 2001, using cash from her personal funds.

       The shares of Common Stock beneficially owned by the Mildred Ranzini Trust include 1,958,757 shares held by Orpheus Capital, L.P., of which the Mildred Ranzini Trust holds 15.038% as the result of the contribution of 294,549 shares previously held by the Mildred Ranzini Trust, which shares were purchased by the Mildred Ranzini Trust for $294,549 during the Company's Rights Offering in November 2001, using cash from the Mildred Ranzini Trust's investment funds.

       The shares of Common Stock beneficially owned by Orpheus Capital, L.P. include: (a) 394,608 shares which were contributed by the First Trust and/or beneficiaries of the Trusts, of which 271,736 shares were contributed to the First Trust by Joseph Louis Ranzini as the grantor thereof and 103,650 shares purchased by the First Trust for $103,650 during the Company's Rights Offering in November 2001, using cash from the First Trust's investment funds, and 19,222 shares were purchased from BIDCO by the First Trust for $57,666, using cash from the First Trust's investment funds; (b) 480,000 shares which were contributed by the Second Trust and/or beneficiaries of the Trusts, and which shares were contributed to the Trusts by Joseph Louis Ranzini as the grantor thereof; (c) 667,957 shares which were contributed by the Further Trusts and/or beneficiaries of the Trusts, and which shares were contributed to the Trusts by Joseph Louis Ranzini as the grantor thereof; and (d) 294,549 shares contributed by the Mildred Ranzini Trust, as described above.

       The shares of Common Stock beneficially owned by Joseph Lange Ranzini include the 1,958,757 shares held by Orpheus Capital, L.P., of which Joseph Lange Ranzini holds 6.652% as the result of the contribution of 130,303 shares previously held by the Trusts, which shares were donated to the Trusts by Joseph Louis Ranzini. Joseph Lange Ranzini is also trustee for his children of two trusts which each hold 2.623% of Orpheus Capital, L.P. as the result of the contribution of 51,381 shares previously held by the Further Trusts, which shares were which shares were donated to the Further Trusts by Joseph Louis Ranzini.

       The shares of Common Stock beneficially owned by Paul Lange Ranzini include the 1,958,757 shares held by Orpheus Capital, L.P., of which Paul Lange Ranzini holds 6.652% as the result of the contribution of 130,303 shares previously held by the Trusts, which shares were which shares were donated to the Trusts by Joseph Louis Ranzini.

       The shares of Common Stock beneficially owned by Joseph Louis Ranzini consist of 39,600 shares held by his IRA.

       The 1,355,250 shares of Common Stock donated to the Trusts by Joseph Louis Ranzini were originally acquired by Mr. Ranzini pursuant to a merger effective as of the end of the day on December 31, 1989 (the "Merger") of a wholly-owned subsidiary of the Corporation (the Corporation at that time was named "Fortune 44 Company") into Newberry Holdings Inc. ("Holdings"), a Michigan corporation (Holdings at that time was named "Newberry Bancorp, Inc."), pursuant to the terms of a certain Agreement, dated as of October 11, 1989, as amended, among the Corporation, Holdings and such subsidiary. Pursuant to the Merger, Joseph Louis Ranzini, as the sole stockholder of Holdings, was issued, in respect of his 10,000 shares of common stock, without par value, of Holdings, 5,035,000 shares of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of the Corporation and 500,000 shares of Series A Convertible Participating Preferred Stock, par value $.001 per share ("Preferred Stock"), of the Corporation.

       The certificate of incorporation of the Corporation was amended on March 23, 1990 to increase the authorized shares of Class A Common Stock. By virtue of such amendment and pursuant to the provisions of the certificate of incorporation applicable to the Preferred Stock, all 500,000 outstanding shares of Preferred Stock held by Joseph L. Ranzini were automatically converted to 4,000,000 shares of Class A Common Stock, increasing to 9,035,000 the total number of shares of Class A Common Stock beneficially owned by Joseph L. Ranzini as of March 23, 1990.

       As of December 27, 1990, the Corporation (i) effected a one-for-five reverse stock split pursuant to which every five shares of Class A Common Stock held by each stockholder were converted into and became one share of Common Stock, (ii) changed the name of the authorized shares of Class A Common Stock (after giving effect to the aforementioned reverse stock split) to Common Stock, and (iii) changed the par value of such Common Stock from $.001 per share to $.005 per share (collectively, all of such events being hereinafter referred to sometimes as the "1990 Reverse Stock Split"). As a result of the 1990 Reverse Stock Split, Joseph L. Ranzini's 9,035,000 shares of Class A Common Stock were converted to 1,807,000 shares of Common Stock as of December 27, 1990.

       As of May 15, 1992, the Corporation effected a one-for-two reverse stock split, which had the effect of converting such 1,807,000 shares of Common Stock into 903,500 shares of Common Stock.

       As of February 1998, the Corporation declared a stock dividend of 1 new share for each outstanding 2 shares of Common Stock, which had the effect of converting such 903,500 shares of Common Stock into 1,355,250 shares of Common Stock.

       As of December 31, 1990 (after giving effect to each of the aforementioned reverse and forward stock splits), Joseph Louis Ranzini transferred (by gift) 87,375 shares of Common Stock to the First Trust and 480,000 shares of Common Stock to the Second Trust. As of January 7, 1991, Joseph Louis Ranzini transferred (by gift) an additional

79,500 shares of Common Stock to the First Trust.

         In December 1995, Joseph Louis Ranzini made a gift of 34,433 shares of Common Stock to the First Trust.

         In December 1996, Joseph Louis Ranzini made gifts of 6,600 shares of Common Stock, which were transferred to each of the 13 Further Trusts (for an aggregate of 85,800 shares so transferred).

         In January 1997, Joseph Louis Ranzini made gifts of an additional 6,600 shares of Common Stock, which were transferred to each of the 13 Further Trusts (for an aggregate of 85,800 shares so transferred).

         In December 1998, Joseph Louis Ranzini made a gift of 54,428 shares of Common Stock to the First Trust.

         In January 1999, Joseph Louis Ranzini made gifts of 4,705 shares of Common Stock, which were transferred to each of the 13 Further Trusts (for an aggregate of 61,165 shares so transferred).

         In January 2000, Joseph Louis Ranzini made gifts of 11,300 shares of Common Stock, which were transferred to each of the 13 Further Trusts (for an aggregate of 146,900 shares so transferred).

         In October 2000, Joseph Louis Ranzini transferred 18,000 shares to the First Trust in forgiveness of debt.

         In November 2001, Joseph Louis Ranzini purchased 201,669 shares of Common Stock in the Corporation's Rights Offering for $201,669, using personal funds.

         In February 2002, Joseph Louis Ranzini made gifts of 21,176 or 21,177 shares of Common Stock, which were transferred to each of the 13 Further Trusts (for an aggregate of 288,292 shares so transferred). Following such gift, he held no shares of Common Stock directly in his own name.

         In June 1997, 1,412 shares of Common Stock were allocated to Stephen Lange Ranzini's account under the ESOP.

         In April 1998, 1,200 shares of Common Stock were allocated to Stephen Lange Ranzini's account under the ESOP.

         On October 9, 1997, Stephen Lange Ranzini sold 5,000 shares of Common Stock at a price of $6.125 per share in a brokerage transaction on the NASDAQ Stock Market.

         On April 29, 1998, Stephen Lange Ranzini sold 1,000 shares of Common Stock at a price of $4.62 per share in a brokerage transaction on the NASDAQ Stock Market.

         On May 5, 1998, Stephen Lange Ranzini sold 1,000 shares of Common Stock at a price of $4.37 per share in a brokerage transaction on the NASDAQ Stock Market.

         On June 26, 1998, Stephen Lange Ranzini sold 2,279 shares of Common Stock at a price of $4.37 per share in a brokerage transaction on the NASDAQ Stock Market.

         On January 5, 1999, Joseph Louis Ranzini's IRA purchased 3,300 shares of Common Stock at a price of $2.81 per share in a brokerage transaction on the NASDAQ Stock Market.

         On January 5, 1999, Joseph Louis Ranzini transferred 18,000 shares of Common Stock to his spouse in forgiveness of debt.

         On January 5, 1999, Mildred Lange Ranzini purchased 18,000 shares of Common Stock for $1.00 in a private placement from the Corporation.

         On February 1, 2000 Stephen Lange Ranzini and Joseph Louis Ranzini each acquired 7,639 shares of Common Stock in exchange for their 2% interest in Okemos Holdings, LLC.

         On February 3, 2000 the First Trust purchased 19,222 shares of Common Stock from BIDCO for $57,666.

         On February 24, 2000, Mildred Lange Ranzini purchased 15,000 shares of Common Stock for $31,250 by exercising a stock option.

         On November 15, 2001, the following shares of Common Stock were purchased for $1.00 per share under the Corporation's Rights Offering: * 201,668 by Joseph Louis Ranzini * 475,983 by Stephen Lange Ranzini * 220,725 by Mildred Lange Ranzini * 294,549 by Mildred Ranzini Trust * 103,650 by the First Trust

         On January 25, 2002 Joseph Louis Ranzini's IRA purchased 13,000 shares of Common Stock at a price of $1.00 per share in a brokerage transaction on the NASDAQ Stock Market.

         On January 29, 2002 Joseph Louis Ranzini sold 18,000 shares of Common Stock at a price of $1.00 per share in a brokerage transaction on the NASDAQ Stock Market.

         On February 13, 2002 Joseph Louis Ranzini's IRA purchased 20,000 shares of Common Stock at a price of $1.00 per share in a brokerage transaction on the NASDAQ Stock Market.

         In April 2002, 6,239 shares of Common Stock were allocated to Stephen Lange Ranzini's account under the ESOP.

         On August 14, 2002 Stephen Lange Ranzini purchased 47,000 shares of Common Stock for $1.00 in a private placement from the Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

         As described under Item 3 above, as a result of the Merger and the transactions contemplated thereby, Joseph L. Ranzini acquired a total of 903,500 shares of Common Stock (adjusted to give effect to the aforementioned reverse stock splits), representing a majority of the outstanding shares of Common Stock as of December 31, 1990. Such transactions resulted in a change of effective control of the Corporation to Joseph Louis Ranzini.

         Joseph L. Ranzini has made certain gifts of shares of Common Stock (see Items 2 and 3 hereof) that have been transferred to the Trusts for the benefit of various of his children and grandchildren.

         Orpheus Capital, L.P. was formed to simplify the number of Trusts from 15 to 1 and to decrease the cost of administering the Trusts in the future.

         By virtue of their control of holdings of shares of Common Stock, Stephen Lange Ranzini, Joseph Lange Ranzini and Paul Lange Ranzini (in their capacities as the Trustees of the First Trust) have the voting power to elect all directors of the Corporation and to approve amendments to its certificate of incorporation, as well as other transactions requiring stockholder approval under applicable Delaware law.

         The members of the filing group may individually or collectively acquire or sell shares of Common Stock of the Corporation from time-to-time to meet their investment objectives. None of the members of the filing group currently contemplate any such purchase or sale, but retain the right to buy or sell as their needs and objectives change in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The aggregate number of shares of Common Stock deemed to be beneficially owned by Stephen Lange Ranzini for the purposes of this Statement is 2,543,996 representing in the aggregate 65.2% of the outstanding shares of Common Stock as of November 26, 2002. Of such shares, he has sole voting and dispositive power as to 585,239 shares, of which he holds 556,868 shares directly and the ESOP holds 28,371 shares, and he shares voting and dispositive power, together with the other Trustees of the First Trust, as to 1,958,757 shares held by Orpheus Capital, L.P.

         The aggregate number of shares of Common Stock deemed to be beneficially owned by Joseph Louis Ranzini for the purposes of this Statement is 39,600 representing 1.0% of the outstanding shares of Common Stock of the Corporation as of November 26, 2002 registered in the name of his IRA. He has sole voting and dispositive power as to all of the 39,600 shares. Mr. Ranzini's beneficial holdings do not include shares held directly by Mildred Lange Ranzini, and as to all of which Joseph Louis Ranzini disclaims beneficial ownership.

         The aggregate number of shares of Common Stock deemed to be beneficially owned by Mildred Lange Ranzini for the purposes of this Statement is 283,725, representing 7.3% of the outstanding shares of Common Stock of the Corporation as of November 26, 2002. She has sole voting and dispositive power as to all 283,725 of such shares held directly by her. The foregoing does not include shares of Common Stock owned by her husband, Joseph Louis Ranzini, or shares owned by Orpheus Capital, L.P. of which the Mildred Ranzini Trust owns 15.038%, as to which Mildred Lange Ranzini disclaims beneficial ownership.

         Paul Lange Ranzini, as a Trustee of the First Trust, which is the General Partner of Orpheus Capital, L.P. may be deemed to beneficially own and to have shared voting and dispositive power over, an aggregate of 1,958,757 shares of Common Stock, which shares represent 50.2% of the outstanding shares of Common Stock of the Corporation as of November 26, 2002.

         Joseph Lange Ranzini, as a Trustee of the First Trust, which is the General Partner of Orpheus Capital, L.P. may be deemed to beneficially own and to have shared voting and dispositive power over, an aggregate of 1,958,757 shares of Common Stock, which shares represent 50.2% of the outstanding shares of Common Stock of the Corporation as of November 26, 2002.

(c) Since September 1, 2002, the following transactions involving shares of Common Stock have occurred: In connection with the establishment of Orpheus Capital, L.P. on November 26, 2002, the following 1,958,757 shares were transferred by the following entities to Orpheus Capital, L.P.: * 394,608 by the First Trust * 480,000 by the Second Trust * 667,957 by the Further Trusts * 121,643 by the Clare Family Trust * 294,549 by Mildred Ranzini Trust The Clare Family Trust, of which Stephen Lange Ranzini is co-trustee, sold 35,500 shares of Common Stock on September 9, 2002 at a price of $1.00 per share in a brokerage transaction on the NASDAQ Stock Market.

         (d) Each of Angela Clare Ranzini, Catherine Ranzini Clare, Joseph Lange Ranzini Paul Lange Ranzini and Stephen Lange Ranzini is a primary beneficiary (each with a one-fifth interest) of the First Trust and accordingly each is entitled to 20% of all net income derived by such Trust.
         Mildred Lange Ranzini is the primary beneficiary of the Mildred Ranzini Trust, which holds 15.038% of Orpheus Capital, L.P. and is entitled to 15.038% of all net income derived by Orpheus Capital, L.P. from the 1,958,757 shares held by it. The following individuals individually and, if applicable, as trustees for UTMAs for their minor children, are entitled to following percentage of all net income derived by Orpheus Capital, L.P. from the 1,958,757 shares held by it:
        * Stephen Lange Ranzini, 31.158%
        * Catherine Ranzini Clare,12.863% (and 7.869% via UTMAs)
        * Angela Clare Ranzini, 6.652% (and 7.869% via UTMAs)
        * Joseph Lange Ranzini, 6.652% (and 5.246% via UTMAs)

        (e) The First Trust and the Second Trust ceased to be a holder of more than 5% of the Corporation's Common Stock on November 26, 2002, upon the formation of Orpheus Capital, L.P.

         Joseph Louis Ranzini ceased to be a holder of more than 5% of the Corporation's Common Stock on February 1, 2002 upon his gift to the 13 Further Trusts of an aggregate of 288,292 shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF ISSUER.

         The First Trust is the General Partner of Orpheus Capital, L.P. The General Partner of Orpheus Capital, L.P. has the right to vote the shares held by Orpheus Capital, L.P. The limited partners of Orpheus Capital may remove the General Partner of Orpheus Capital, L.P. upon 2/3 vote of the limited partners. A limited partner may withdraw from Orpheus Capital, L.P. only in limited circumstances.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint filing agreement of the signatories to this Statement.
2. Limited Partnership agreement of Orpheus Capital, L.P.

SIGNATURE.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct. This amendment may be executed in any number of counterparts, each of which shall constitute one and the same amendment.

         Dated:  November 26, 2002


                            /s/ Stephen Lange Ranzini
                            ----------------------------------------
                            Stephen Lange Ranzini, individually and
                            as trustee


                            /s/ Joseph Lange Ranzini
                            ----------------------------------------
                            Joseph Lange Ranzini, individually and
                            as trustee


                            /s/ Paul Lange Ranzini
                            -----------------------------------------
                            Paul Lange Ranzini, individually and
                            as trustee


                            /s/ Mildred Lange Ranzini
                            ----------------------------------------
                            Mildred Lange Ranzini


                            /s/ Joseph Louis Ranzini
                            -------------------------------------------
                            Joseph Louis Ranzini

                                  Exhibit Index


Exhibit No.  Exhibit Description

 1.          Joint filing agreement of the signatories to this
                                   Statement.
 2.          Limited Partnership agreement of Orpheus Capital, L.P.

                                    EXHIBIT 1

                           JOINT FILING AGREEMENT

        Each of the undersigned agrees that the Statement on Schedule 13D relating to shares of Common Stock of University Bancorp, Inc. to which this Agreement is attached is being filed on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

         Dated as of November 26, 2002


                            /s/ Stephen Lange Ranzini
                            ----------------------------------------
                            Stephen Lange Ranzini, individually and
                            as trustee


                            /s/ Joseph Lange Ranzini
                            ----------------------------------------
                            Joseph Lange Ranzini, individually and
                            as trustee


                            /s/ Paul Lange Ranzini
                            -----------------------------------------
                            Paul Lange Ranzini, individually and
                            as trustee


                            /s/ Mildred Lange Ranzini
                            ----------------------------------------
                            Mildred Lange Ranzini


                            /s/ Joseph Louis Ranzini
                            -------------------------------------------
                            Joseph Louis Ranzini

                         LIMITED PARTNERSHIP AGREEMENT
                              ORPHEUS CAPITAL, LP
1.      Foreword
Agreement made this 26th day of November, 2002, by and among Orpheus Capital, LLC, a Michigan Corporation with offices at 959 Maiden Lane, Ann Arbor, Michigan 48105 as general partner, and Joseph L. Ranzini of 43 Sweetwater Drive, Belle Mead, New Jersey 08502; Stephen Lange Ranzini of 959 Maiden Lane, Ann Arbor, Michigan 48105; Paul Lange Ranzini of 5312 Manitowoc Road, Madison, Wisconsin 53705; Joseph Lange Ranzini of 675 Cherry Avenue, Waynesboro, Virginia 22980; Joseph Lange Ranzini UTMA FBO David Ranzini of 675 Cherry Avenue, Waynesboro, Virginia 22980; Joseph Lange Ranzini UTMA FBO Gregory Ranzini of 675 Cherry Avenue, Waynesboro, Virginia 22980; Angela Clare Ranzini of 21 Williamsburg Court, Skillman, New Jersey 08538; Angela Clare Ranzini UTMA FBO Emily Hu of 21 Williamsburg Court, Skillman, New Jersey 08538; Angela Clare Ranzini UTMA FBO Rebecca Hu of 21 Williamsburg Court, Skillman, New Jersey 08538; Angela Clare Ranzini UTMA FBO Jonathan Hu of 21 Williamsburg Court, Skillman, New Jersey 08538; Catherine Ranzini Clare of 25 Charleston Drive, Skillman, New Jersey 08558; Catherine Ranzini Clare UTMA FBO Holly Clare of 25 Charleston Drive, Skillman, New Jersey 08558; Catherine Ranzini Clare UTMA FBO Meghan Clare of 25 Charleston Drive, Skillman, New Jersey 08558; Catherine Ranzini Clare UTMA FBO Michael Clare of 25 Charleston Drive, Skillman, New Jersey 08558; and Mildred Ranzini Trust, 959 Maiden Lane, Ann Arbor, Michigan 48105, as Limited Partners.

2.      Intent of the Parties
        The parties agree to form a limited partnership pursuant to the laws of
 the State of      Michigan.  The purpose of the partnership shall be to hold shares of common stock of University Bancorp, Inc. The Limited Partnership may engage in any activity for which limited partnerships may be formed under the Limited Partnership Laws of the State of Michigan. The Limited Partnership
shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the said Partnership Laws. Notwithstanding the forgoing, unless otherwise either approved by the Federal Reserve Bank of Chicago or approval of the Federal Reserve Bank of Chicago is no longer required, the Limited Partnership shall not hold any assets not permitted by the Federal Reserve Bank of Chicago.

3.      Term of Partnership
        The partnership term shall be from the filing of the Limited Partnership with the State of Michigan, Department of Consumer and Industry Services and it shall continue in existence until March 1, 2022 or otherwise in conformity with the provisions of this Agreement. Notwithstanding the forgoing, the partnership may be dissolved prior thereto in the event of:
        1. Partnership disposition of all of its property; or
        2. The election of the general partner to dissolve the partnership as provided in paragraph 16 hereof; or
        3. The incapacity, bankruptcy, resignation, or other termination of the General Partner as setforth in paragraph 14; or
        4. As required by the Federal Reserve Bank of Chicago.

4.      Principal Office
        The partnership's principal office will be located at 959 Maiden Lane, Ann Arbor, Michigan 48105 or at such other place as the General Partner may designate.

5.      General and Limited Partners
        One Hundred Per Cent of the Limited Partners set forth on Schedule A with a right to vote specifically agree to the appointment of Orpheus Capital, LLC with offices at 959 Maiden lane, Ann Arbor, Michigan 48105 as the initial corporate General Partner.

        The Limited Partners are:
1. Joseph L. Ranzini of 43 Sweetwater Drive, Belle Mead, New Jersey 08502;
2. Stephen Lange Ranzini of 959 Maiden Lane, Ann Arbor, Michigan 48105;
3. Paul Lange Ranzini of 5312  Manitowoc Road, Madison, Wisconsin 53705;
4. Joseph Lange Ranzini of 675 Cherry Avenue, Waynesboro, Virginia 22980;
5. Joseph Lange Ranzini UTMA FBO David Ranzini of 675 Cherry Avenue, Waynesboro, Virginia 22980;
6. Joseph Lange Ranzini UTMA FBO Gregory Ranzini of 675 Cherry Avenue, Waynesboro, Virginia 22980;
7. Angela Clare Ranzini of 21 Williamsburg Court,
Skillman, New Jersey 08538;
8. Angela Clare Ranzini UTMA FBO Emily Hu of 21
Williamsburg Court, Skillman, New Jersey 08538;
9. Angela Clare Ranzini UTMA FBO
Rebecca Hu of 21 Williamsburg Court, Skillman, New Jersey 08538;
10. Angela Clare Ranzini UTMA FBO Jonathan Hu of 21 Williamsburg Court, Skillman, New Jersey 08538;
11. Catherine Ranzini Clare of 25 Charleston Drive, Skillman, New Jersey 08558;
12. Catherine Ranzini Clare UTMA FBO Holly Clare of 25 Charleston
Drive, Skillman, New Jersey 08558;
13. Catherine Ranzini Clare UTMA FBO Meghan Clare of 25 Charleston Drive, Skillman, New Jersey 08558;
14. Catherine Ranzini Clare UTMA FBO Michael Clare;
15. Mildred Ranzini Trust of 959 Maiden Lane, Ann Arbor, Michigan 48105.

6.      Capital Contributions
        The partners shall each contribute to the partnership capital as set forth on Schedule A attached hereto and made a part hereof as it may be amended from time to time. Additional Limited Partners may be admitted from time to time as proposed by the General Partner and subject to the consent of a majority Vote of the Partnership subject to the voting provisions of Paragraph 16 and upon contributing the required contribution as determined by the General Partner. All of the Limited Partners and the value of their partnership participation are set forth on Schedule A as amended from time to time.

7.      Share of Profit or Loss
        Partnership net profits and net losses and the proceeds of any sale, or other receipts of the partnership, is subject only to the Limited Partners' liability limitation to the amount of their investment. For the purpose of this agreement, net partnership profits shall be determined according to generally accepted accounting principles. Partnership net profits will be distributed at intervals determined in the sole discretion of the General Partner.
     (a)Allocations. Distributions to Limited Partners shall be allocated based on their proportionate contributions to the capital of the Limited Partnership whether in cash or in kind consistent with the distribution percentages reflected on Schedule A. Profit, losses and credits for tax purposes shall be allocated in the same manner as distributions.
     (b) Capital Accounts. A separate capital account shall be maintained for each Limited Partner, consistent with the requirements of the Internal Revenue Code of 1986, as amended (Code). The Requirements imposed under regulations 1.704-1(b) (3) (I) and (ii) are incorporated by reference in this Limited Partnership Agreement.
     (c) Tax Elections. The General Partner shall cause the Limited Partnership to make all elections required or permitted for income tax purposes. Not-with-standing the foregoing, the General Partner shall cause the Limited Partnership to make, in accordance with Section 754 of the Code, a timely election to adjust the basis of the property as described in Sections 734 and 743 of the Code only if the General Partner determines, in the General Partners' sole discretion, that the election is in the best interest of the Limited Partnership.
     (d) Distributions. The General Partner may, subject to majority agreement among the Limited Partners, make distributions to the Limited Partners, unless after giving effect to the distribution: (i) the Limited Partnership would not be able to pay its debts as they become due in the normal course of business; or
(ii) the Partnership's assets are less than its total liabilities. The General Partner may base a recommendation that the distribution is permissible on either financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstance or on a fair valuation or other method that in the opinion of the General Partner is reasonable.

8.      Limited Partner's Liability and Rights of Assignment
        Limited Partner's liability for losses shall not, in any event, exceed that partner's total partnership capital contribution. Losses in excess of such amount are to be borne by the general partner solely and proportionately to said general partner's share of profits as set forth in this agreement. Unless provided by law or expressly assumed, a person who is a Limited Partner shall not be liable for the acts, debts or obligations of the Partnership, including those under a judgment, decree or order of a court. Limited Partners may assign their partnership interest with the consent of the General Partner upon the furnishing of documents reasonably required by the General Partner and subject to Paragraph 11 below.

9.      General Partners' Fees, Salaries, etc.
        Except as otherwise specifically provided in this Agreement, Partners, whether General or Limited, shall receive no salaries for their services as Partners, nor will any Partner, General or Limited, be paid interest on a Partnership capital contribution.

10.     Management of the Partnership
10a. General Management. The General Partner shall be responsible for the management of the Partnership and shall devote the time reasonably required for such management. Limited partners will not participate in the management of the partnership. The decisions of the General Partner will prevail except for those decisions requiring a Vote of the Partnership Members set forth in Paragraph 16 below or those requiring unanimous vote according to the Uniform Partnership Act of the State of Michigan.
     (a) Call of Meeting. The General Partner is responsible to call a Meeting of the Partnership at least annually or sooner if required in the sole discretion of the General Partner. Actions submitted to a vote of the Partnership may be taken in writing, or at a meeting. A meeting of the Partnership may be called by Limited Partners holding at least forty-five (45%) percent in interest of the Partnership's distribution rights subject to the Voting provisions of Paragraph 16 below.
     (b) Notice of Meeting. At least ten (10) days, but no more than sixty (60) days prior to the date fixed for a meeting of the Partnership, written notice of the time, place and purposes of the meeting shall be mailed, as provided below, or personally delivered to each Partner. The business to be conducted at the meeting shall be limited to those matters specified in the notice.
     (c) Mailing of Notice. Written notice shall be deemed duly served on a Partner when the notice has been deposited in the United States mail, with postage fully prepaid, plainly addressed to the Partner at the Partner's last address appearing on the books of the Partnership.
     (d) Waiver of Notice. A Partner may waive notice of a meeting by telegram, facsimile, E-mail or other writing. The waiver may be given either before, at, or after the meeting. A Partner who attends the meeting in person or by proxy has waived notice of the meeting unless, at the commencement of the meeting, the Partner states an objection on the basis that the meeting is not lawfully called or convened.
     (e) Proxies. A Partner may vote by proxy executed in writing by the Partner. The proxy shall be filed with the General Partner before or at the time of the meeting. A proxy shall not be valid after three months from the date of execution, unless otherwise provided in the proxy.
     (f) Participation in Meetings. Partners may participate in a meeting by a conference telephone or similar communication equipment. All participants must be able to hear each other. All participants shall be advised of the communication equipment. The names of the participants in the conference shall be divulged to all participants. Participation in a meeting pursuant to this procedure shall constitute presence in person at the meeting.
     (g) Other Matters. At a meeting of the Partners, all matters arising that are not covered buy this Agreement shall be governed by the most recent edition of Roberts Rules of Order.
     (h) Action without a Meeting. Any action required or permitted by the Partnership Act, as amended, or this Partnership Agreement by the Partners, may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken is signed by Partners having not less than a majority of the distribution percentages subject to the voting procedures of Paragraph 16 below. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to all Partners who have not consented in writing.
     (i) No Authority to Commence Civil Suit. No Partner shall have the authority to commence and maintain a civil suit in the right of the Partnership, and no such civil suit shall be commenced and maintained in the right of the Partnership, except upon majority vote of the Limited Partners entitled to vote at a meeting, subject to the voting provisions of Paragraph 16 below, with approval of the General Partner, or as provided by the Limited Partnership Act of the State of Michigan.
     (j) Notices. All notices, demands and requests required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed given: (i) when personally delivered to the party to be given such notice or other communication; (ii) on the business day that such notice or other communication is sent by facsimile or similar electronic communication, including E-Mail, shall promptly be confirmed by written notice, or (iii) on the business day following the day such notice or other communication is sent by reputable overnight courier, to the address that the party receiving notices designates in writing.

10b. Specific Duties of the
General Partner. The business and affairs of the Limited Partnership are to be managed solely by the General Partner. The Limited Partnership specifically appoints Orpheus Capital, LLC as its initial Corporate General Partner. The specific authority and responsibilities of the General Partner include, but are not limited to:
     (a)  The  General  Partner  shall   effectuate  this  Limited   Partnership
Agreement;
     (b)The General Partner shall direct and supervise the operation of the Limited Partnership;
     (c) The General Partner shall oversee the preparation of all financial reports of the Limited Partnership, and shall assure that all Partnership records are properly maintained;
     (d) The General Partner is authorized to acquire any property in furtherance of the Limited Partnership's business and shall execute on the Partnership's behalf all documents necessary to acquire and perfect all rights, title and interest in the Partnership's properties. Notwithstanding the forgoing, unless otherwise either approved by the Federal Reserve Bank of Chicago or approval of the Federal Reserve Bank of Chicago is no longer required, the Limited Partnership shall not hold any assets not permitted by the Federal Reserve Bank of Chicago.
     (e) The General Partner is authorized to enter into and terminate Agreements and Contracts on behalf of the Limited Partnership;
     (f) The General Partner is authorized to borrow money from banks and other lenders, including Limited Partners of the Partnership, and issue notes, debentures and other debt securities and mortgage, pledge, or encumber Partnership assets to secure any borrowing on the Partnership's behalf. Notwithstanding the forgoing, unless otherwise either approved by the Federal Reserve Bank of Chicago or approval of the Federal Reserve Bank of Chicago is no longer required, the Limited Partnership shall not incur any liabilities not permitted by the Federal Reserve Bank of Chicago;
     (g) The General Partner shall establish appropriate bank accounts and determine the authorized signatories for those accounts;
     (h) The General Partner is authorized to sell, lease, exchange, or otherwise dispose of the assets of the Partnership, subject to the right of the Limited Partners to authorize the sale of all or substantially all of the Partnership's assets;
     (i) The General Partner is authorized to institute, defend and settle litigation or arbitration and to settle any disputed claims on the Partnership's behalf;

     (j) The General Partner is authorized to employ on behalf of the Partnership accountants, attorneys, brokers, consultants, agents and others and terminate their employment at its sole discretion.
     (k) The General Partner shall purchase on behalf of the Partnership liability, casualty, fire and other insurance as appropriate to protect the Partnership's assets, employees, Partners both General and Limited;
     (l) The General Partner shall cause to be prepared and filed all necessary Federal and State Income Tax Returns for the Partnership.
     (m) The General Partner shall do any other acts necessary or appropriate for management of the Partnership's business.

10c. Contribution by the Limited Partners. The Limited Partners, as their contribution to the initial capital of the Limited Partnership have provided consideration in the form of capital common shares of University Bancorp, Inc. as set forth on Schedule A.

10d.  Appointment.      The initial Limited Partners appoint Orpheus Capital,
LLC to serve as the General Partner of the Limited Partnership.

10e. Removal. The General Partner may be removed by the Limited Partners only as provided in Paragraph 16g.

10f.   Resignation.  The General Partner may resign upon sixty (60) days written notice to the Limited Partners.

10g. Status as Limited Partner. A shareholder of the General Partner who is also a Limited Partner shall continue as a Limited Partner upon resignation or removal of the Corporate General Partner.

10h.  Compensation.  The General Partner shall receive no compensation from the
 Limited Partnership for services provided as General Partner. However, the General Partner shall be reimbursed by the Partnership for out of pocket expenses incurred by the General Partner for and on behalf of the Partnership.

10i.   Limited Liability.  The General Partner is not liable for the acts, debts or obligations of the Limited Partnership. The General Partner is not liable to the Partnership or the Limited Partners for a breach of any duty established by the Limited Partnership Act of the State of Michigan, unless the
 General Partner has; (i) received a financial benefit to which the General Partner is not entitled; (ii) authorized or made a distribution in violation of
 The Limited Partnership Act; or (iii) committed a knowing violation of law.

10j.   Indemnifications.  The Limited Partnership shall indemnify and hold harmless the General Partner from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions or alleged acts or omissions as a General Partner of the Limited Partnership, including judgments, settlements, penalties, fines or expenses incurred in a proceeding to which the General Partner is a party or threatened to be made a party because the General Partner is or was the General Partner of the Partnership, to the fullest extent permitted by law.

10k. Books and Records. The Limited Partnership shall keep at its registered office all the following:
a) A current list of the full name and last known address of each Partner, General and Limited Partners.
b) A copy of the Partnership Agreement, together with any amendments to the said Agreement.
c) Copies of the Limited Partnership's federal, state, and local tax returns and reports, if any, for the three most recent years.
d) Copies of any financial statements of the Limited Partnership for the three most recent years.
e) Copies of operating Agreements, including this Agreement.
f) Copies of records that would enable a Limited Partner to determine the Limited Partner's relative share of the Partnership's distributions and their relative voting rights.
g) Upon reasonable written request and during ordinary business hours, a Limited Partner or a designated representative of a Limited Partner may inspect and copy, at the Limited Partner's expense, any of the Partnership's records described above in this paragraph.
h) Upon written request of a Limited Partner, the Partnership shall mail to the said Limited Partner a copy of the partnership's most recent annual financial statement and of its most recent Federal, State and Local Income Tax Returns and reports. Upon reasonable request, a Limited Partner may obtain true and full information regarding the current state of the business and financial condition of the Limited Partnership.

11. Withdrawal of Limited Partner
        Limited partners may withdraw their capital contribution in the event of partnership termination, provided that (1) all partnership liabilities have been paid or (2) the partnership has retained assets sufficient for payment, excepting liabilities to the partners for their partnership capital contributions. Limited partners shall not have the right, except as specifically stated otherwise, to receive property other than cash in repayment of their capital contributions. Further, Limited partners shall not have the right to withdraw from the Partnership without the specific consent of the General Partner. The General Partner may decline to consent to a withdrawal for any reason in its sole discretion. Any attempt to voluntary withdraw from the Partnership by a Limited Partner shall be a violation of this Agreement and the withdrawing partner shall not be entitled to receive any distribution from the Partnership. A "voluntary withdrawal" shall mean a Limited Partner's disassociation from the Partnership by any means other than under (transfer with consent of the General Partner), 11(g)(bankruptcy), 11(h) (proceedings), 11(I) (involuntary transfer) or 11()j) (sale of the Partnership).
     Except as specifically permitted in this Agreement, no Limited Partner shall sell or otherwise transfer any portion of the Limited Partner's interest in the Partnership in any manner, voluntarily or involuntary, including without limitation, by sale, gift, granting an option to purchase, bequest, descent, divorce, device or operation of law, or any other disposition. Any attempted disposition by a Limited Partner of an interest or right, or any part thereof, in or in respect of the Partnership other than in accordance with this Agreement shall be null and void. A Limited Partner's Interest may not be assigned or pledged for the benefit of a creditor, in whole or in part. Further, a Limited Partner may not maintain an action for Partition.
     Notwithstanding the terms set forth above with reference to the withdrawal of a Limited Partner, and Limited Partner or the executors of a Limited Partner's estate may transfer all or a portion of the Limited Partner's Interest in the Partnership in accordance with the following terms and conditions:
     (a) The Limited Partner must notify the Partnership in writing that the Limited Partner intends or desires to transfer the Limited Partnership Interest. The notice must include the name of the proposed transferee, the terms of the proposed transfer, and the consideration offered, if any, for the transfer of the Limited Partnership Interest;
     (b) The Partnership shall have thirty (30) days after receipt of the written notice to determine whether to buy the Limited Partnership Interest from the Limited Partner. If the Limited Partner has received a bona fide offer to buy the Limited Partnership Interest, the Partnership may purchase the Limited Partnership Interest on the same terms and for the same consideration as the bona fide offer. If the offer disclosed in the notice is not a bona fide offer received from a third party, the Partnership may purchase the Limited Partner's Interest for a price equal to sixty percent (60%) of Historical Cost;
     (c) If the Partnership does not elect to buy the Limited Partnerships Interest, the Limited Partner Interest shall be offered to all other Limited Partners of the Partnership. Written notice of the offer (as set forth above) shall be furnished to all other Limited Partners. The Limited Partners shall have thirty days (30) after receipt of the written notice to determine whether to buy the Limited Partnership Interest from the transferring Limited Partner. The price and terms shall be as provided above in subparagraph (b). If more than one Limited Partner elects to buy the Limited Partnership Interest, the Limited Partner's Interest shall be divided among the electing Limited Partners in proportion to their relative distribution percentages as set forth on Schedule A;
     (d) If the Interest of the Limited Partner is not purchased by the Partnership or the remaining Limited Partners, the Limited Partner's Interest may be transferred once free from the restrictions contained in this paragraph. After the transfer, this restriction shall attach to the Limited Partner's Interest transferred;
     (e) "Historical Cost" means the total dollar amount stated for One Hundred Percent (100%) of the Limited Partner's Interest of the Partnership on Schedule A minus total liabilities as of the date the written notice of the proposed transfer was received by the General Partner times the percentage of the Limited Partner's Interest in the Partnership being transferred. Determination of the purchase price shall be made by the accountant then regularly servicing the Partnership whose determination shall be final and binding upon the Partnership, all of the Partners and any non-Partner transferor.
     (f) Finally, any Limited Partner or the executors of a Limited Partner' estate must obtain the unanimous consent of all the other Limited Partners for the proposed transfer upon which the transferor Limited Partner shall cease to be a Limited Partner of the Partnership and the transferor Limited Partner's assignee shall become a Limited Partner of the Partnership with all rights and obligations thereof. No proposed transfer may be effected with the unanimous consent of all the other Limited Partners
     (g) Bankrupt Limited Partner, If a Limited Partner becomes a Bankrupt Limited Partner (as defined below), the Partnership shall have the option, exercisable by notice from the General Partner to the Bankrupt Limited Partner at any time prior to the One Hundredth Eighth (180) day after receipt of Notice of the occurrence of the event causing it to become a Bankrupt Limited Partner, to buy and on the exercise of this option the Bankrupt Limited Partner shall sell the Partnership Interest of such Limited Partner. The purchase price and payment terms under this sub-paragraph shall be as set forth in sub-paragraph 11
     (j) below. As used herein a "Bankrupt Limited Partner" shall mean a Limited Partner who: (i) has been declared bankrupt through the issuance of an order of relief; (ii) has filed a petition in bankruptcy or for reorganization, or to effect a plan or other agreement with creditors; or (iii) has any bankruptcy petition filed against such Limited Partner unless discharged within sixty (60) days; or (iv) has filed an answer to a creditor's petition (admitting the material allegations thereof) in bankruptcy or for reorganization or to affect a plan or other arrangement of creditors; or (v) has applied to have a receiver, trustee or custodian appointed with respect to any of the Limited Partner's assets.
     (h) Action or Derivative Proceeding by a Limited Partner. In the event a Limited Partner commences an action for dissolution of the Partnership for any reason in law or equity, the Partnership shall, for a period of ninety (90) days after such an action or proceeding is served upon the Partnership have the option to purchase the Limited Partner's Interest in the Partnership by giving written notice to the Limited Partner thereof. The purchase price and payment terms under this sub-paragraph shall be as set forth in sub paragraph (j) below.
     (i) Involuntary Transfer. In the event of an involuntary transfer of any Limited Partnership Interest by operation of law or otherwise, including, without limitation, transfer by virtue of divorce, death, insolvency or creditor's proceedings or arrangements of any kind, execution or attachment, the Partnership shall, for a period of ninety (90) days after such transfer have the option to purchase the transferred Limited Partnership Interest in the Partnership by giving written notice to the Limited Partner of the exercise thereof. The purchase price and payment terms under this subs-section shall be as set forth in sub-section (j) below.
     (j) Purchase Price and Payment.  The Purchase Price under sub-sections (g),
(h), and (i) above shall equal sixty percent (60%) of the positive balance of the capital account of the Limited Partnership Interest to be purchased (based on Historical Cost accounting, and not based on market values, the initial Historical cost being that amount stated for each Limited Partner on Schedule A as of the date of exercise of the option or death, as the case may be.
Determination of the purchase price shall be made by the accountant then regularly servicing the Limited Partnership whose determination shall be final and binding upon the Partnership, all of the Limited Partners and any non-Limited Partner transferor. The General Partner may pay for the Limited Partnership Interest either on delayed payment terms or in cash, in its sole discretion, which payment shall be in complete liquidation and satisfaction of all rights and interests of the Limited Partner. The closing shall be on or before the tenth (10) day after determination of the purchase price. It is specifically agreed by the Limited Partners that this provision is required for the purpose of maintaining control of University Bancorp, Inc. by the Partnership.


12. Competition
        The partners, whether General or Limited, may engage in or interact with, directly or indirectly, business ventures of any kind, without limitation, so long as these activities do not compete with or conflict with the business of the partnership.

13. Books and Records
        The Partnership records shall be maintained at the Partnership's principal office or at some other place that the Corporate General Partner may select. Partnership records shall be maintained on a basis of the calendar year and annual statements of the results of Partnership operation and Partnership Shares shall be promptly prepared by the accountants for the Partnership and promptly distributed to all Partners.

14. General Partner's Dissolution, Retirement, etc.
        If the General Partner is dissolved by operation of law or otherwise, resigns, or is adjudicated bankrupt or incompetent, the Partnership may, at the election of a majority of the Limited Partners, be dissolved and liquidated or may be continued subject to the provisions of Paragraph 16 below. The election of the successor General Partner or Partners to continue the Partnership, as provided for herein, shall be made within ninety (90) days of the dissolution, retirement, or adjudication of bankruptcy or incompetence of the General Partner.

15. Limited Partner's Death
        A limited partner's death will not cause termination of the partnership. The deceased limited partner's legal representative will have all of the rights of the deceased subject to this agreement.

16. Termination of the Partnership and other Specific Matters Requiring a Vote by the Limited Partners.
        Except as to those matters which are required by this Agreement to be unanimously approved by all the Limited Partners, Limited Partners shall vote on the following matters in proportion to their distribution percentages of the Partnership less the first five percent interest of the Limited Partner. By way of example, a Limited Partner with a twenty five percent distribution percentage has twenty votes available to cast and the General Partner will cast the remaining percentage required to bring the vote to one hundred percent on the following matters except wherein the vote required concerns the General Partner, then and in that situation, the General Partner will not participate in the voting:
     (a) Dissolution of the Partnership;
     (b) Merger of the Partnership into another entity;
     (c) A transaction involving an actual or potential conflict of interest between the General Partner and the Partnership, including compensation of the General Partner;
     (d) An amendment of the Partnership Agreement;
     (e) The sale, exchange, lease, or other transfer of all or substantially all of the assets of the Partnership, other than in the ordinary course of business;
     (f) An Amendment of this Partnership Agreement; and
     (g) Selection or removal of the General Partner. An affirmative vote from Limited Partners owning two thirds (66.666%) of the Partnership's distribution percentage entitled to vote is required to take any action submitted to a vote of the Partnership as to the selection, removal or the appointment of a successor General Partner.
     In the event the partnership is to be terminated and or is to be dissolved as herein provided or whenever a determination to terminate and dissolve is made by a majority of the Partnership Vote as set forth above with prior written notice to each of the Limited Partners, then and in that event, the General Partner will liquidate the partnership and distribute the proceeds in the following priority:
     1. In payment of partnership's liabilities;
     2. A fund shall be set up for any possible remaining liabilities that may occur, such find to be determined by the partnership's accounts and held in escrow by the escrow agent selected to represent the partnership in all matters relating to the dissolution of the firm;
     3. Repayment, prorata, of any loans or advances made to the partnership by any partners thereof; and
     4. The balance to be distributed to all the partners as follows: (a) cash shall be distributed to each partner in satisfaction of his partnership interest as set forth in paragraph seven (share of profit and loss) and (b) partnership assets may be distributed in kind, with each partner receiving an undivided interest therein, subject to its related liabilities. The interest of each partner in the distribution shall be based on his distributive share of profit and loss.
     A reasonable time shall be allowedfor the orderly liquidation of the assets of the Partnership and the discharge of liabilities to creditors so that the general partners may minimize the normal losses that usually occur upon liquidation. Each partner is to receive a statement prepared by the partnership's Certified Public Accountants, setting forth the assets and liabilities of the partnership at the date of complete liquidation. When the distribution plan is completed the partnership's attorney-at-law or escrow agent will file a Certificate of Cancellation of the partnership as required by state law.

17.     General Partner's Liability Limitation
        Except as stated in this limited partnership agreement, the General Partner or its successor are not personally liable for the return of any portion of a Limited Partner's capital contribution. The return of any Partner's capital contribution will be exclusively from the assets of the Partnership.

18. General Provisions.
     (a) Invalidity. The invalidity of any provision of this Agreement shall not affect the validity of the remainder of any such provision or the remaining provisions of this Agreement.
     (b) Waiver. The failure of any party at any time to require performance by any other party of any provision of this Agreement shall not be deemed a continuing waiver of that provision or a waiver of any other provision of this Agreement and shall in no way affect the full right to require such performance from the other party at any time thereafter.
     (c) Choice of Law and Choice of Forum. This Agreement shall be governed by and construed according to the laws of the State of Michigan. Any and all actions concerning any dispute arising hereunder that is not subject to 10A above shall be filed and maintained only in a state or federal court sitting in the State of Michigan. The parties hereto specifically consent and submit to the jurisdiction of such state or federal court.
     (d) Further Assistance. Each party shall, at the request of any other party, furnish, execute and deliver such other documents as the other party may reasonable request and shall take such other actions as any other party shall reasonably request, provided only that the furnishing of such documents and taking of such action shall be necessary and convenient to consummate or confirm the transactions contemplated herein.
     (e) Conflict With Statute. In the event any article or section of this Agreement shall conflict with the Limited Partnership Law of the State of Michigan, as amended from time to time, the Limited Partnership Law of the State of Michigan shall control.
     (f) Entire Agreement. This Agreement and the Agreement As To Valuation of a Partner's Interest represents the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements or negotiations between such parties.
     (g) Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were upon the same instrument,. Each executed copy shall be deemed an executed original for all purposes.

19.     Notices
        Any notices required in this limited partnership agreement must be in writing and sent by certified mail to the parties at the addresses stated in this partnership and to the partnership at its principal office.


20.     Signature

        IN WITNESS WHEREOF, the parties have made this Agreement effective as of the date first set forth above.

        The General Partner:
Ranzini Family Trust dated 12/20/1989


   By:   _____________________
         Stephen Lange Ranzini, Trustee


        ---------------------
        Joseph Lange Ranzini, Trustee


        ---------------------
        Paul Lange Ranzini, Trustee


The Limited Partners:


    By: _________________________
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini


        -------------------------
        Joseph Lange Ranzini UTMA
        FBO David Ranzini


        -------------------------
        Joseph Lange Ranzini UTMA
        FBO Gregory Ranzini





        -------------------------
        Joseph Louis Ranzini


        -------------------------
        Angela Clare Ranzini


        -------------------------
        Angela Clare Ranzini UTMA
        FBO Emily Hu


        -------------------------
        Angela Clare Ranzini UTMA
        FBO Rebecca Hu


        -------------------------
        Angela Clare Ranzini UTMA
        FBO Jonathan Hu


        -------------------------
        Catherine Ranzini Clare


        -------------------------
        Catherine Ranzini Clare UTMA
        FBO Holly Clare


        -------------------------
        Catherine Ranzini Clare UTMA
        FBO Meghan Clare


        -------------------------
        Catherine Ranzini Clare UTMA
        FBO Michael Clare


        -------------------------
        Mildred Ranzini Trust





                                 Schedule A

Initial Members                  Contribution      Distribution    Contribution
                                   in Shares *       Percentage      in Value *
-------------------------------------------------------------------------------
Stephen Lange Ranzini                  610,303          31.158%        $366,182

Paul Lange Ranzini                     130,303           6.652%         $78,182

Dr. Joseph Lange Ranzini               130,303           6.652%         $78,182

Dr. Joseph Lange Ranzini cust           51,381           2.623%         $30,829
  David Ranzini UTMA

Dr. Joseph Lange Ranzini cust           51,381           2.623%         $30,829
  Gregory Ranzini UTMA

Catherine Marie Clare                  251,946          12.863%        $151,168

Catherine Marie Clare cust              51,381           2.623%         $30,829
  Holly Clare UTMA

Catherine Marie Clare cust              51,381          2.623%          $30,829
  Meghan Clare UTMA

Catherine Marie Clare cust              51,381          2.623%          $30,829
  Michael Clare UTMA

Dr. Angela Ranzini                     130,303          6.652%          $78,182

Dr. Angela Ranzini cust                 51,381          2.623%          $30,829
  Emily Hu UTMA

Dr. Angela Ranzini cust                 51,381          2.623%          $30,829
  Jonathan Hu UTMA

Dr. Angela Ranzini cust                 51,381          2.623%          $30,829
  Rebecca Hu UTMA

Mildred Ranzini Trust                  294,549         15.038%         $176,729

                                          -               -              -
Total                                1,958,755        100.000%       $1,175,253

* The shares are valued at the last bid price on NASDAQ of $0.60, for a total initial capitalization of $1,175,243.








WHEREAS, Joseph Louis Ranzini, as grantor, for estate planning purposes created 13 trusts for the benefit of his children and grandchildren; and

WHEREAS, the undersigned trustees desire to simplify the record keeping and reduce the cost of administering their respective trusts;

NOW THEREFORE, the undersigned trustees hereby distribute the assets of their respective trusts to the beneficiary of the trust, or in the case of the eight trusts where the beneficiary is a minor, to the parent of the minor as trustee under the Uniform Transfer to Minors Act.


For the Angela Clare Ranzini, M.D. Trust:


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini

For the Emily Hu Trust (Angela Clare Ranzini, UTMA Trustee):


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Angela Clare Ranzini

For the Rebecca Hu Trust (Angela Clare Ranzini, UTMA Trustee):


        -------------------------
        Stephen Lange Ranzini
\

        -------------------------
        Paul Lange Ranzini


        -------------------------
        Angela Clare Ranzini


For the Jonathan Hu Trust (Angela Clare Ranzini, UTMA Trustee):


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Angela Clare Ranzini

For the Catherine Ranzini Clare Trust:


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini

For the Holly Clare Trust (Catherine Ranzini Clare, UTMA Trustee):


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Catherine Ranzini Clare

For the Meghan Clare Trust (Catherine Ranzini Clare, UTMA Trustee):


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Catherine Ranzini Clare


For the Michael Clare Trust (Catherine Ranzini Clare, UTMA Trustee):

        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Catherine Ranzini Clare

For the Joseph Lange Ranzini Trust:


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini

For the David Ranzini Trust (Joseph Lange Ranzini, UTMA Trustee):


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini

For the Gregory Ranzini Trust (Joseph Lange Ranzini, UTMA Trustee):


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini


For the Paul Lange Ranzini Trust:


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini

For the Stephen Lange Ranzini Trust:


        -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini






















                           AGREEMENT AS TO VALUATION
                            OF A PARTNER'S INTEREST


        In the event of a withdrawl of a Limited Partner under the terms of the Limited Partnership Agreement due to Intent to Transfer (Section 11(a)(b)(c) and
(d)), Bankruptcy (Section 11(g)), Action or Derivative Proceeding (Section 11(h)), Involuntary Transfer (Section 11(i)), the value of the partnership or partnership interest shall be determined by the partnership's outside independent accountant using Historical Costs more specifically set forth in 11(e) of the Limited Partnership Agreement on the date provided in the Agreement when buying out a departing partner's interest.

        Such method shall also be used in valuing a deceased partner's interest at the date of his/her death.

        IN WITNESS WHEREOF, the parties have signed this agreement, effective as of November 26th, 2002.

        Ranzini Family Trust dated 12/20/1989, General Partner

By:     -------------------------
        Stephen Lange Ranzini, Trustee


        -------------------------
        Joseph Lange Ranzini, Trustee


        -------------------------
        Paul Lange Ranzini, Trustee


By:     -------------------------
        Stephen Lange Ranzini


        -------------------------
        Paul Lange Ranzini


        -------------------------
        Joseph Lange Ranzini


        -------------------------
        Joseph Lange Ranzini UTMA
        FBO David Ranzini


        -------------------------
        Joseph Louis Ranzini


        -------------------------
        Joseph Lange Ranzini UTMA
        FBO Gregory Ranzini


        -------------------------
        Angela Clare Ranzini


        -------------------------
        Angela Clare Ranzini UTMA
        FBO Emily Hu


        -------------------------
        Angela Clare Ranzini UTMA
        FBO Rebecca Hu


        -------------------------
        Angela Clare Ranzini UTMA
        FBO Jonathan Hu


        -------------------------
        Catherine Ranzini Clare


        -------------------------
        Catherine Ranzini Clare UTMA
        FBO Holly Clare


        -------------------------
        Catherine Ranzini Clare UTMA
        FBO Meghan Clare


        -------------------------
        Catherine Ranzini Clare UTMA
        FBO Michael Clare


        -------------------------
        Mildred Ranzini Trust